Exhibit 99.2
KANZHUN LIMITED
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2021 and June 30, 2022	F-2
Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss)/Income for the Six Months Ended June 30, 2021 and 2022	F-3
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2021 and 2022	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2021 and 2022	F-5
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

KANZHUN LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	11,341,758	12,174,097
Short-term investments	884,996	812,225
Accounts receivable	1,002	2,013
Amounts due from related parties	6,615	9,583
Prepayments and other current assets	724,583	520,589
Total current assets	12,958,954	13,518,507
Non-current assets
Property, equipment and software, net	369,126	546,106
Intangible assets, net	458	413
Right-of-use assets, net	309,085	303,609
Other non-current assets	4,000	4,000
Total non-current assets	682,669	854,128
Total assets	13,641,623	14,372,635
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB2,762,123 and RMB2,811,310 as of December 31, 2021 and June 30, 2022, respectively)

Accounts payable	52,963	135,273
Deferred revenue	1,958,570	1,979,056
Other payables and accrued liabilities	645,138	578,981
Operating lease liabilities, current	127,531	146,134
Total current liabilities	2,784,202	2,839,444
Non-current liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB178,844 and RMB155,954 as of December 31, 2021 and June 30, 2022, respectively)

Operating lease liabilities, non-current	183,365	166,309
Total non-current liabilities	183,365	166,309
Total liabilities	2,967,567	3,005,753
Commitments and contingencies (Note 17)
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 1,500,000,000 shares authorized; 748,953,103 Class A ordinary shares issued and 727,855,233 outstanding, 140,830,401 Class B ordinary shares issued and outstanding as of December 31, 2021; 749,323,103 Class A ordinary shares issued and 730,777,761 outstanding, 140,830,401 Class B ordinary shares issued and outstanding as of June 30, 2022)	554	559
Treasury shares (21,097,870 and 18,545,342 shares as of December 31, 2021 and June 30, 2022, respectively)	—	(267,982)
Additional paid-in capital	14,624,386	14,965,856
Accumulated other comprehensive (loss)/income	(257,765)	281,247
Accumulated deficit	(3,693,119)	(3,612,798)
Total shareholders’ equity	10,674,056	11,366,882
Total liabilities and shareholders’ equity	13,641,623	14,372,635
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

KANZHUN LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Revenues
Online recruitment services to enterprise customers	1,939,919	2,227,184
Others	16,798	23,040
Total revenues	1,956,717	2,250,224
Operating cost and expenses
Cost of revenues	(250,029)	(351,578)
Sales and marketing expenses	(1,152,780)	(921,900)
Research and development expenses	(413,728)	(598,425)
General and administrative expenses	(1,748,612)	(316,035)
Total operating cost and expenses	(3,565,149)	(2,187,938)
Other operating income, net	7,657	10,743
(Loss)/Income from operations	(1,600,775)	73,029
Investment income	8,629	17,075
Financial income, net	4,017	24,185
Foreign exchange (loss)/gain	(586)	4,694
Other expenses, net	(1,597)	(24,539)
(Loss)/Income before income tax expense	(1,590,312)	94,444
Income tax expense	—	(14,123)
Net (loss)/income	(1,590,312)	80,321
Accretion on convertible redeemable preferred shares to redemption value	(164,065)	—
Net (loss)/income attributable to ordinary shareholders	(1,754,377)	80,321
Net (loss)/income	(1,590,312)	80,321
Other comprehensive income
Foreign currency translation adjustments	7,884	539,012
Total comprehensive (loss)/income	(1,582,428)	619,333
Weighted average number of ordinary shares used in computing net (loss)/income per share
−Basic	147,308,942	869,427,036
−Diluted	147,308,942	917,484,059
Net (loss)/income per share attributable to ordinary shareholders
−Basic	(11.91)	0.09
−Diluted	(11.91)	0.09
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

KANZHUN LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share and per share data, unless otherwise noted)
	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive (loss)/income	Accumulated deficit	Total shareholders’ equity
	Number of shares outstanding	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	128,983,824	81	3,657,853	—	452,234	(130,387)	(2,622,045)	(2,300,117)
Net loss	—	—	—	—	—	—	(1,590,312)	(1,590,312)
Foreign currency translation adjustments	—	—	—	—	—	7,884	—	7,884
Share-based compensation	—	—	—	—	202,887	—	—	202,887
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(164,065)	—	—	(164,065)
Repurchase and cancellation of Class B ordinary shares (Note 13)	(1,181,339)	(1)	—	—	(42,263)	—	—	(42,264)
Issuance of Class A ordinary shares upon initial public offering in the United States of America (“IPO”), net of issuance cost	110,400,000	70	—	—	6,406,802	—	—	6,406,872
Conversion of convertible redeemable preferred shares	551,352,134	353	—	—	5,854,308	—	—	5,854,661
Issuance of Class B ordinary shares to TECHWOLF LIMITED (Note 13)	24,745,531	16	—	—	1,506,346	—	—	1,506,362
Exercise of share-based awards	3,657,853	2	(3,657,853)	—	—	—	—	2
Balance as of June 30, 2021	817,958,003	521	—	—	14,216,249	(122,503)	(4,212,357)	9,881,910
	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive (loss)/income	Accumulated deficit	Total shareholders’ equity
	Number of shares outstanding	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	868,685,634	554	21,097,870	—	14,624,386	(257,765)	(3,693,119)	10,674,056
Net income	—	—	—	—	—	—	80,321	80,321
Foreign currency translation adjustments	—	—	—	—	—	539,012	—	539,012
Share-based compensation	—	—	—	—	283,046	—	—	283,046
Issuance of ordinary shares for share award plan	—	—	370,000	—	—	—	—	—
Exercise of share-based awards	7,069,594	5	(7,069,594)	—	58,424	—	—	58,429
Repurchase of ordinary shares	(4,147,066)	—	4,147,066	(267,982)	—	—	—	(267,982)
Balance as of June 30, 2022	871,608,162	559	18,545,342	(267,982)	14,965,856	281,247	(3,612,798)	11,366,882
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

KANZHUN LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Cash flows from operating activities
Net (loss)/income	(1,590,312)	80,321
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:
Share-based compensation	202,887	283,046
Issuance of Class B ordinary shares to TECHWOLF LIMITED (Note 13)	1,506,362	—
Depreciation and amortization	35,139	59,748
Loss from disposal of property, equipment and software	42	7
Foreign exchange loss/(gain)	586	(4,694)
Amortization of right-of-use assets	43,453	68,979
Unrealized investment income	(1,294)	(2,229)
Changes in operating assets and liabilities:
Accounts receivable	4,404	(1,011)
Prepayments and other current assets	(98,442)	87,319
Amounts due from related parties	1,037	(2,968)
Accounts payable	62,080	17,974
Deferred revenue	670,129	20,486
Other payables and accrued liabilities	39,347	(64,074)
Operating lease liabilities	(38,875)	(61,956)
Net cash generated from operating activities	836,543	480,948
Cash flows from investing activities
Purchase of property, equipment and software	(81,374)	(173,207)
Proceeds from disposal of property, equipment and software	9	298
Purchase of short-term investments	(2,164,000)	(1,450,000)
Proceeds from maturity of short-term investments	2,078,000	1,525,000
Net cash used in investing activities	(167,365)	(97,909)
Cash flows from financing activities
Proceeds from IPO, net of issuance cost	6,423,798	—
Proceeds from exercise of share options	—	180,166
Repurchase of Class A ordinary shares	—	(267,982)
Repurchase of Class B ordinary shares from TECHWOLF LIMITED	(11,584)	—
Net cash generated from/(used in) financing activities	6,412,214	(87,816)
Effect of exchange rate changes on cash and cash equivalents	9,364	537,116
Net increase in cash and cash equivalents	7,090,756	832,339
Cash and cash equivalents at beginning of the period	3,998,203	11,341,758
Cash and cash equivalents at end of the period	11,088,959	12,174,097
Supplemental cash flow disclosures
Cash paid for income tax	—	72,083
Supplemental schedule of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value	164,065	—
Changes in payables for purchase of property, equipment and software	(1,895)	64,336
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1.
PRINCIPAL ACTIVITIES AND ORGANIZATION

(a)
Principal activities

KANZHUN LIMITED (“Kanzhun” or the “Company”) was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”) run an online recruitment platform called “BOSS Zhipin” in the People’s Republic of China (“PRC”).
The BOSS Zhipin platform mainly focuses on assisting the recruitment process between job seekers and employers. Through BOSS Zhipin platform, employers, mainly executives or middle-level managers of enterprises, could participate directly in the recruiting process.
(b)
Organization of the Group

As of June 30, 2022, the Company’s principal subsidiaries and consolidated VIE are as follows:
Company name	Place of incorporation	Date of incorporation	Equity interest held	Principal activities
Subsidiaries
Techfish Limited	Hong Kong, China	February 14, 2014	100%	Investment holding in Hong Kong
Beijing Glory Wolf Co., Ltd. (“Glory”, or the “WFOE”)	Beijing, China	May 7, 2014	100%	Management consultancy and technical services in the PRC
VIE
Beijing Huapin Borui Network Technology Co., Ltd. (“Huapin”)	Beijing, China	December 25, 2013	100%	Online recruitment service in the PRC

(c)
Consolidated variable interest entity

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its Apps, websites and other restricted businesses in the PRC through a PRC domestic company and its subsidiaries, whose equity interests are held by certain management members of the Company (“Registered Shareholders”). The Company entered into a series of contractual arrangements, which was updated in September 2022, with such PRC domestic company and its respective Registered Shareholders, which enables the Company to have the power to direct activities of the VIE that most significantly affect the economic performance of the VIE and receive substantially all of the economic benefits from the VIE that could be significant to the VIE. Accordingly, the Company is determined to be the primary beneficiary of the VIE for accounting purposes under U.S. GAAP and therefore the Group consolidates the VIE’s results of operations, assets and liabilities in the Group’s consolidated financial statements for all the periods presented. The principal terms of the agreements entered amongst the VIE, the Registered Shareholders and the WFOE are further described below.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1.
PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(c)
Consolidated variable interest entity (continued)

Exclusive technology and service co-operation agreement
Pursuant to the exclusive technology and service co-operation agreement, the VIE has agreed to engage the WFOE as the exclusive provider of technical consultancy, technical support and other services as agreed. The VIE shall pay service fees to the WFOE, which shall be equivalent to the total consolidated profit of the VIE and its subsidiaries, after offsetting the prior-year accumulated loss (if any), operating cost and expenses, taxes and other statutory contributions. Notwithstanding the foregoing, the WFOE shall have the right to adjust the level of the service fees by taking into account such factors as (a) the complexity and difficulty of the services, (b) the time taken for the services, (c) the scope and commercial value of the management, technical consulting and other services, (d) the scope and commercial value of intellectual property licensing and leasing services, and (e) the market reference price for services of similar kinds. The VIE shall pay the service fees to the WFOE within 30 days after the delivering of payment instructions by the WFOE.
The exclusive technology and service co-operation agreement shall remain effective until, among others, the date on which the WFOE or its designated party is formally registered as the shareholder of the VIE, in the case where the WFOE is permitted by the PRC laws to directly hold the VIE’s shares and the WFOE and its subsidiaries and branches are allowed to engage in the business being currently operated by the VIE.
Exclusive purchase option agreement
Pursuant to the exclusive purchase option agreement, the Registered Shareholders of the VIE have granted the WFOE, or its offshore parent company or its directly or indirectly owned subsidiaries, the exclusive and irrevocable right to purchase all or any part of the respective equity interests in the VIE from the Registered Shareholders at any time. The VIE and the Registered Shareholders irrevocably covenanted that unless with prior written consent by the WFOE, the VIE shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets, and the Registered Shareholders shall not sell, transfer, pledge, or otherwise dispose all or any part of their equity interest in the VIE, other than the creation of the pledge of the VIE’s equity interest pursuant to the contractual arrangements. The purchase price payable by the WFOE or its designee in respect of the transfer of the entire equity interest and/or total assets of the VIE shall be the nominal price, or the minimum price required by competent PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by the WFOE and/or its designee to the VIE and/or Registered Shareholders at any such price shall be returned by the VIE and/or Registered Shareholders to the WFOE at the time and in the form requested by the WFOE.
The exclusive purchase option agreement shall remain effective for ten years with the WFOE having the option to renew it until, among others, all the equity interest in and/or all assets of the VIE has been transferred to the WFOE and/or its designee (registration has been completed for the change of members), and the WFOE and its subsidiaries and branches can legally engage in the business of the VIE.
Equity pledge agreement
Pursuant to the equity pledge agreement, the Registered Shareholders of the VIE have pledged 100% equity interests in the VIE to the WFOE to guarantee performance of their contractual obligations under the contractual arrangements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the contractual arrangements. In the event of a breach by the VIE or any of its Registered Shareholders of contractual obligations under the exclusive technology and service co-operation agreement, and the equity pledge agreement, as the case may be, the WFOE, as pledgee, will have the right to (1) demand all the outstanding payment due according to the exclusive technology and service co-operation agreement, and/or (2) exercise its right of pledge according to the equity pledge agreement, or otherwise dispose of the pledged equity interest in accordance with applicable Laws.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1.
PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(c)
Consolidated variable interest entity (continued)

The equity pledge agreement shall remain valid until, among others, the VIE and the Registered Shareholders have recorded the release of such pledged equity interests in the register of members of the VIE and completed relevant deregistration procedure.
Spousal consent letter
Pursuant to the spousal consent letter, the spouse of each Registered Shareholder who is a natural person, unconditionally and irrevocably agreed that the equity interests in the VIE held by such Registered Shareholder will be disposed of pursuant to the equity pledge agreement, the exclusive purchase option agreement and the power of attorney (as the case may be). Each of their spouses agreed not to assert any rights over the equity interests in the VIE held by such Registered Shareholder. In addition, in the event that any spouse obtains any equity interests in VIE held by such Registered Shareholder for any reason, he or she agreed to be bound by the equity pledge agreement, the exclusive purchase option agreement and the power of attorney.
Power of attorney
Pursuant to the power of attorney, each of the Registered Shareholders appointed the WFOE and/or its designee as their sole and exclusive agent to act on their behalf, including but not limited to (1) to propose, convene and attend shareholders meetings and sign minutes and resolutions, (2) to exercise all shareholder rights that they are entitled to under PRC law and the relevant articles of association, including but not limited to, the right to vote and the right to sell, transfer, pledge or disposal of all or part of the equity interests owned by such shareholders; and (3) to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of the VIE.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1.
PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)
Risks in relations to the VIE structure

The following table set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIE and VIE’s subsidiaries taken as a whole, which were included in the Group’s unaudited interim condensed consolidated financial statements with intercompany transactions eliminated:
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	864,851	1,245,088
Short-term investments	864,557	802,159
Accounts receivable	1,002	1,946
Amounts due from Group companies	86,989	100,805
Amounts due from related parties	6,615	9,583
Prepayments and other current assets	487,598	450,841
Total current assets	2,311,612	2,610,422
Non-current assets
Property, equipment and software, net	368,381	544,171
Intangible assets, net	458	413
Right-of-use assets, net	301,288	287,032
Other non-current assets	4,000	4,000
Total non-current assets	674,127	835,616
Total assets	2,985,739	3,446,038
LIABILITIES
Current liabilities
Accounts payable	52,938	135,098
Deferred revenue	1,958,570	1,979,019
Other payables and accrued liabilities	626,151	557,568
Amounts due to Group companies	27,223	37,362
Operating lease liabilities, current	124,464	139,625
Total current liabilities	2,789,346	2,848,672
Non-current liabilities
Operating lease liabilities, non-current	178,844	155,954
Total non-current liabilities	178,844	155,954
Total liabilities	2,968,190	3,004,626

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1.
PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)
Risks in relations to the VIE structure (continued)

	For the six months ended June 30,
	2021	2022
	RMB	RMB
Total revenues	1,956,717	2,250,118
Cost of revenues	(250,007)	(351,566)
Net (loss)/income	(41,429)	162,265
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Net cash generated from operating activities	861,135	486,939
Net cash used in investing activities	(167,365)	(106,702)
Net cash used in financing activities	(438,586)	—
Net increase in cash and cash equivalents	255,184	380,237
Cash and cash equivalents at beginning of the period	183,199	864,851
Cash and cash equivalents at end of the period	438,383	1,245,088
Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through the WFOE that most significantly impact the VIE such as having assets transferred out of the VIE at its discretion. Therefore, the Company considers that there is no asset of the VIE that can be used to settle obligations of the VIE except for registered capital and PRC statutory reserves of the VIE amounting to RMB9,002 and RMB9,002 as of December 31, 2021 and June 30, 2022, respectively. Since the VIE was incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the WFOE for all the liabilities of the VIE.
The Group believes that the contractual arrangements between or among the WFOE, VIE and the Registered Shareholders are following PRC laws and regulations, as applicable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. On March 15, 2019, the PRC Foreign Investment Law was approved and took effect from January 1, 2020. Since the RPC Foreign Investment Law is relatively new, there are substantial uncertainties exist with respect to its implementation and interpretation and the possibility that the VIE will be deemed as a foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating the Group’s income or the income from the VIE, revoking the Group’s business licenses or the business licenses, requiring the Group to restructure its ownership structure or operations and requiring the Group to discontinue any portion or all of the Group’s value-added businesses or other prohibited businesses. Any of these actions could cause significant disruption to the Company’s business operations and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties causes the WFOE to lose its rights to direct the activities of and receive economic benefits from the VIE, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIE.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1.
PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(e)
COVID-19 impact and liquidity

The Group’s financial performance was impacted by the COVID-19 although the pandemic had been largely contained in China. However, based on the assessment on the Group’s liquidity and financial positions, the Group believes that its current cash and cash equivalents will be sufficient to enable it to meet its anticipated working capital requirements and capital expenditures for at least the next twelve months from the date these unaudited interim condensed consolidated financial statements are issued.
2.
PRINCIPAL ACCOUNTING POLICIES

2.1
Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Significant accounting policies followed by the Group in the preparation of its accompanying unaudited interim condensed consolidated financial statements are summarized below.
2.2
Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.
A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
The Company applies the guidance codified in ASC 810, Consolidations on accounting for the VIE, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor with disproportionately fewer voting rights.
All transactions and balances between the Company, its subsidiaries, the consolidated VIE and VIE’s subsidiaries have been eliminated upon consolidation.
2.3
Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements include but are not limited to the useful lives of property, equipment and software, impairment of long-lived assets, valuation allowance for deferred tax assets, valuation of ordinary shares and share-based compensation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2.
PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4
Foreign currency

The Group’s reporting currency is RMB. The functional currency of the Company and subsidiaries incorporated in Hong Kong and United States of America, is the United States dollars (“US$”). The functional currency of the Group’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries is RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.
Transactions denominated in currencies other than the functional currency are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Exchange gain or loss resulting from those foreign currency transactions denominated in foreign currencies is recorded in the Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss)/Income.
The financial statements of the Company and subsidiaries located outside of the PRC are translated from their functional currency into RMB. Their assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the consolidated financial statements.
2.5
Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount and the measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2.
PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5
Fair value measurement (continued)

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, short-term investments, accounts receivables, amounts due from related parties, prepayments and other current assets, accounts payable, certain accrued expenses and other current liabilities. Except for short-term investments, the carrying values of other financial assets and liabilities approximate their fair values due to the short-term maturity of these instruments. The Group reports short-term investments at fair value based on Level 2 measurement.
2.6
Cash and cash equivalents

Cash includes cash on hand and deposits held by financial institutions that can be added to or withdrawn without limitation or restriction. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less.
2.7
Short-term investments

Short-term investments are wealth management products issued by commercial banks or other financial institutions, which contains fixed or variable interest with original maturities within one year. These investments are stated at fair value. Changes in the fair value are reflected in investment income in the Consolidation Statements of Comprehensive (Loss)/Income.
2.8
Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts (if any). The Group provides general and specific provisions for bad debts when facts and circumstances indicate that the receivables are unlikely to be collected. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. No allowance for doubtful accounts was recognized for the six months ended June 30, 2021 and 2022.
2.9
Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any. Property, equipment and software are depreciated at rates sufficient to write off their cost less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:
Category	Estimated useful lives
Electronic equipment	3 - 5 years
Leasehold improvement	Shorter of lease term or estimated useful life of the assets
Furniture and fixtures	5 years
Motor vehicles	3 - 5 years
Software	5 years
The majority of electronic equipment includes servers. The Group recognized the gain or loss on the disposal of property, equipment and software in the Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss)/Income.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2.
PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10
Intangible assets

Intangible assets purchased are recognized and measured at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:
Category	Estimated useful lives
Domains	10 years

2.11
Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than that the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the six months ended June 30, 2021 and 2022.
2.12
Revenue recognition

The Group accounted for revenue under ASC 606, Revenue from Contracts with Customers, and all periods have been presented under ASC 606. Consistent with the criteria of ASC 606, the Group recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those services.
To achieve that core principle, the Group applies the five steps defined under ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) a performance obligation is satisfied. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue is recognized net of value added tax (“VAT”) upon the transfer of control of promised services to a customer.
Online recruitment services to enterprise customers
The Group provides online recruitment services carrying different kinds of features to enterprise customers, including direct recruitment services such as job postings, and value-added tools such as bulk invite sending. These services could be purchased as a part of subscription packages or on a standalone basis. Based on the historical pattern by which the Group satisfies its performance obligations and how enterprise customers benefit from the Group’s performance obligations, the Group recognizes its revenues from online recruitment services either over time or at a point in time.
For services with a particular subscription period, revenues are recognized on a straight-line basis over the subscription period as the Group has a stand-ready obligation to provide services and a time-based measure of progress best reflects the satisfaction of the performance obligations. Revenues recognized over time for the six months ended June 30, 2021 and 2022 were RMB1,338,480 and RMB1,647,892, respectively.
For other services provided to enterprise customers, revenues are recognized at a point in time upon delivering the corresponding services or when they expire. Revenues recognized at a point in time for the six months ended June 30, 2021 and 2022 were RMB601,439 and RMB579,292, respectively.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2.
PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12
Revenue recognition (continued)

Other services
Other services mainly represent paid value-added tools offered to job seekers such as increased exposure of resume and candidate competitive analysis.
The Group defines enterprise customers who contributed revenue of RMB50 or more annually as key accounts, who contributed revenue between RMB5 and RMB50 annually as mid-sized accounts, and who contributed revenue of RMB5 or less annually as small-sized accounts.
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Online recruitment services to enterprise customers
– Key accounts	362,763	517,925
– Mid-sized accounts	633,685	910,848
– Small-sized accounts	943,471	798,411
Others	16,798	23,040
Total	1,956,717	2,250,224
Arrangements with multiple performance obligations
Multiple performance obligations exist when enterprise customers purchase subscription packages which include an array of services. For those services included in subscription packages, the selling prices are consistently made references to the standalone selling prices when sold separately. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price, considering bulk-sale price discounts offered to certain enterprise customers where applicable.
Deferred revenue
The Group records deferred revenue when the Group receives customers’ payments in advance of transferring control of services to customers. Substantially all deferred revenue recorded are expected to be recognized as revenues in the next twelve months.
Remaining performance obligations
Remaining performance obligations represent the amount of contracted future revenues not yet recognized as the amount relate to undelivered performance obligations. Substantially all of the Group’s contracts with customers are within one year in duration. As such, the Group has elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.
2.13
Cost of revenues

Cost of revenues consist primarily of settlement cost of third-party on-line payment platforms, payroll and other employee-related expenses, server and bandwidth service cost, server depreciation and other expenses incurred by the Group which are directly attributable to the performance of the Group’s online recruitment services.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2.
PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.14
Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, payroll and other employee-related expenses for the Group’s sales and marketing staff as well as other expenses such as office rental and property management fees for sales functions. Advertising expenses generally represent online traffic acquisition and branding activities cost. For the six months ended June 30, 2021 and 2022, advertising expenses totaled RMB723,724 and RMB348,594, respectively.
2.15
Research and development expenses

Research and development expenses primarily consist of payroll and other employee-related expenses and other expenses such as office rental and property management fees for research and development functions. All research and development costs are expensed as incurred.
2.16
General and administrative expenses

General and administrative expenses consist primarily of payroll and other employee-related expenses for the Group’s managerial and administrative staff and other expenses such as office rental and property management fees.
2.17
Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIE and VIE’s subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses contributed by the Group, including accrued and unpaid amounts, were RMB109,040 and RMB171,116 for the six months ended June 30, 2021 and 2022, respectively.
2.18
Share-based compensation

The Group grants share options and restricted share units (“RSUs”) to its management, other key employees and eligible nonemployees. Such compensation is accounted for in accordance with ASC 718, Compensation — Stock Compensation. The Group adopted ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, for the periods presented. Under ASC 2018-07, the accounting for nonemployees’ share-based awards is similar to the model for employee awards. And forfeitures are accounted for when they occur.
Share-based awards with service conditions only are measured at the grant-date fair value of the awards and recognized as expenses using the straight-line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an IPO or change of control as a performance condition, are measured at the grant-date fair value, and cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded upon the completion of the Company’s IPO in June 2021.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2.
PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.18
Share-based compensation (continued)

The fair value of share options is estimated using the binomial option-pricing model. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions. The fair value of the RSUs, which were granted subsequent to the completion of the Company’s IPO, is estimated based on the fair value of the underlying ordinary shares of the Company on the grant date.
The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards.
2.19
Operating leases

The Group applied ASC 842, Leases, on January 1, 2019 on the modified retrospective basis. The Group determines if an arrangement is a lease at inception. Operating leases are primarily for office and are included in operating lease right-of-use assets and operating lease liabilities on the Consolidated Balance Sheets. Operating lease right-of-use assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent obligation to make lease payments arising from the lease. The operating lease right-of-use assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease term may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. And the Group has elected the practical expedient to account for lease and non-lease components as a single lease component. Upon the adoption of ASC 842, the Group recognized operating lease assets of RMB50,570 and operating lease liabilities of RMB50,089 on the Consolidated Balance Sheets.
For operating lease with a term of one year or less, the Group has elected to not recognize a lease liability or lease right-of-use asset on its Consolidated Balance Sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease expenses are immaterial to its Consolidated Statements of Comprehensive (Loss)/Income.
2.20
Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for deferred income taxes under the liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Comprehensive (Loss)/Income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2.
PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20
Taxation (continued)

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of June 30, 2022, the Group did not have any significant unrecognized uncertain tax positions.
2.21
Statutory reserves

The Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.
In accordance with the laws applicable to the foreign investment enterprises established in the PRC, the Group’s subsidiaries registered as wholly owned foreign enterprises have to make appropriations from their after-tax profits as determined under the PRC GAAP to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund on an annual basis. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.
In addition, in accordance with the PRC Company Law, the Group’s consolidated VIE and VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund on an annual basis. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.
The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.
No appropriation to any reserve fund was made for the six months ended June 30, 2021 and 2022.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2.
PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22
Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group recognizes foreign currency translation adjustments as other comprehensive income/(loss) in the consolidated financial statements. As such adjustments do not incur income tax obligations, there are no tax adjustments to arrive at other comprehensive income/(loss) on a net-of-tax basis.
2.23
Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker has been identified as the Chief Executive Officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. Therefore, the Group has only one reportable segment. As the Group’s long-lived assets are substantially located in the PRC and substantially all the Group’s revenues are derived from entities within the PRC, no geographical segments are presented.
2.24
Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The net income/(loss) will be adjusted by deducting (1) dividends declared in the period on preferred shares (if any), (2) cumulative dividends on preferred shares (whether or not declared) and (3) deemed dividends as required by U.S. GAAP. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, for periods prior to the completion of the Company’ IPO in June 2021, unvested RSUs and shares issuable upon the exercise of share options using the treasury stock method. The computation of diluted net income/(loss) per share does not assume conversion, exercise or contingent issuance of securities that would have an anti-dilutive effect.
The two-class method is used for computing net income per share in the event the Group has net income available for distribution. Using the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, if applicable. Prior to the completion of the Company’ IPO in June 2021, the computation of basic net loss per share using the two-class method was not applicable as the Company was in a net loss position and the participating securities did not have contractual obligations to share in the loss of the Company. After the completion of the IPO, net income/(loss) per share is computed on Class A ordinary shares and Class B ordinary shares combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.
2.25
Recent accounting pronouncements

Recently adopted accounting pronouncements
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, to remove specific exceptions to the general principles in Topic 740 and to simplify the accounting for income taxes. The standard is effective for public companies for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Group adopted this ASU from January 1, 2022, which didn’t have a material impact on the consolidated financial statements.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2.
PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25
Recent accounting pronouncements (continued)

Recent accounting pronouncements not yet adopted
In June 2016, the FASB amended guidance related to the expected credit loss of financial instruments as part of ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2019, the FASB issued ASU 2019-10, which amends the effective date for credit losses as follows: for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC, the standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; for all other entities, the standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard is effective for the Group’s fiscal year beginning January 1, 2023. The ASU is not expected to have a material impact on the consolidated financial statements.
3.
CONCENTRATION AND RISKS

3.1
Concentration of credit risk

Financial instruments that potentially expose the Group to the concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit rating and quality. The Group hasn’t noted any significant credit risk.
3.2
Concentration of customers

Substantially all revenues were derived from customers located in China. No customer accounted for greater than 10% of total revenues of the Group in any of the periods presented.
3.3
Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.7% in 2019. The appreciation of the RMB against the US$ was approximately 6.5% and 2.3% in 2020 and 2021, respectively. The depreciation of the RMB against the US$ was approximately 5.3% for the six months ended June 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4.
SHORT-TERM INVESTMENTS

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Wealth management products	884,996	812,225
The investment income from wealth management products for the six months ended June 30, 2021 and 2022 was RMB8,629 and RMB17,075, respectively.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
5.
PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Prepaid advertising expenses and service fee	234,490	134,821
Receivables related to the exercise of share-based awards*	289,822	166,202
Receivables from third-party on-line payment platforms	63,866	77,608
Deposits	63,814	64,646
Staff loans and advances	52,695	53,798
Others	19,896	23,514
Total	724,583	520,589

*
It mainly represented receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

6.
PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Electronic equipment	429,683	642,042
Leasehold improvement	65,885	86,129
Furniture and fixtures	12,784	15,912
Motor vehicles	3,904	3,904
Software	3,126	4,055
Total cost	515,382	752,042
Less: accumulated depreciation	(146,256)	(205,936)
Total property, equipment and software, net	369,126	546,106
Depreciation expenses were RMB35,094 and RMB59,703 for the six months ended June 30, 2021 and 2022, respectively.
7.
ACCOUNTS PAYABLE

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Payables for purchase of property, equipment and software	19,987	84,323
Payables for advertising expenses	30,646	39,870
Others	2,330	11,080
Total	52,963	135,273

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
8.
OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Salary, welfare and bonus payable	373,286	359,477
Tax payable(1)	218,419	148,783
Virtual accounts used in the Group’s platform(2)	41,070	47,748
Contingent liability (Note 17)	—	14,882
Others	12,363	8,091
Total	645,138	578,981

(1)
Tax payable mainly included value-added tax, enterprise income tax and individual income tax payable mainly related to the exercise of share-based awards.

(2)
It represents the cash balance that customers deposited into their own virtual accounts in the Group’s platform, which they have rights to withdraw without any conditions.

9.
OPERATING LEASE

The Group has operating leases primarily for offices. The components of lease expenses are as follows:
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Operating lease expenses	49,357	76,627
Expenses for short-term leases within 12 months	1,104	922
Total lease expenses	50,461	77,549
Supplemental balance sheet information related to operating leases is as follows:
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Right-of-use assets	309,085	303,609
Operating lease liabilities, current	127,531	146,134
Operating lease liabilities, non-current	183,365	166,309
Total operating lease liabilities	310,896	312,443
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Weighted average remaining lease term (in years)	3.26	2.90
Weighted average discount rate	4.82%	4.82%

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
9.
OPERATING LEASE (CONTINUED)

Supplemental cash flow information related to operating leases is as follows:
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	43,391	68,850
Right-of-use assets obtained in exchange for operating lease liabilities	87,503	63,934
Maturities of operating lease liabilities are as follows:
As of June 30, 2022
RMB
Succeeding period in 2022	80,485
2023	124,876
2024	64,381
2025	38,268
2026	25,451
2027	1,834
Thereafter	—
Total undiscounted lease payments	335,295
Less: imputed interest	(22,852)
Total operating lease liabilities	312,443

10.
OTHER OPERATING INCOME, NET

	For the six months ended June 30,
	2021	2022
	RMB	RMB
VAT-in super deduction*	5,552	5,082
Others	2,105	5,661
Total	7,657	10,743

*
In accordance with the Announcement on Relevant Policies for Deepening the Value-added Tax Reform and relevant government policies announced by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs of China, Huapin, as a consumer service company, is allowed to enjoy additional 10% VAT-in deduction for any services or goods it purchased (“VAT-in super deduction”) from April 1, 2019 to December 31, 2021, which was then extended to December 31, 2022. The VAT-in super deduction obtained is considered as operating given that all VAT-in are derived from the purchases for daily operations, and therefore is presented in other operating income in the Consolidation Statements of Comprehensive (Loss)/Income.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
11.
RELATED PARTIES BALANCES AND TRANSACTIONS

The table below sets forth the major related parties with which the Group had transactions during the periods presented and their relationships with the Group:
Name of related parties	Relationship with the Group
Image Frame Investment (HK) Limited (under the control of Tencent Holdings Limited)	Principal shareholder of the Group
Details of major amounts due from related parties for the periods presented are as follows:
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Receivables from Tencent Group’s on-line payment platform*	4,284	6,215
Prepaid cloud service fee to Tencent Group*	2,331	3,368
Total	6,615	9,583
Details of major transactions with related parties for the periods presented are as follows:
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Cloud services from Tencent Group*	7,715	11,402
On-line payment platform clearing services from Tencent Group*	2,887	2,355
Total	10,602	13,757

*
Tencent Group represents companies under the control of Tencent Holdings Limited, including Image Frame Investment (HK) Limited. The Group purchases cloud services and on-line payment platform clearing services from Tencent Group.

12.
TAXATION

(a)
Value added tax

The Group is subject to statutory VAT rate of 6% for revenues from online recruitment service in the PRC.
(b)
Income tax

Cayman Islands
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
12.
TAXATION (CONTINUED)

(b)
Income tax (continued)

Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
China
Under the PRC Enterprise Income Tax Law (the “EIT Law”), which is effective from January 1, 2008, domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.
Huapin is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented, which will expire in 2022 and need to be re-applied.
According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 75% of qualified research and development expenses is subject to the approval from the relevant tax authorities.
Components of (loss)/income before income tax are as follow:
	For the six months ended June 30,
	2021	2022
	RMB	RMB
(Loss)/income from PRC entities	(40,300)	177,153
Loss from overseas entities	(1,550,012)	(82,709)
Total (loss)/income before income tax	(1,590,312)	94,444
Components of income tax expense are as follows:
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Current income tax expense	—	14,123

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
12.
TAXATION (CONTINUED)

(b)
Income tax (continued)

The following table sets forth a reconciliation between the PRC statutory income tax rate of 25% and the Group’ effective tax rate:
	For the six months ended June 30,
	2021	2022
	RMB	RMB
PRC statutory income tax rate	25.00%	25.00%
Tax rate difference from statutory rate in other jurisdictions(1)	(23.84)%	5.83%
Permanent difference(2)	0.46%	(6.53)%
Effect of preferential tax rates	(0.41)%	(17.76)%
Changes in valuation allowance	(7.72)%	10.57%
Others	6.51%	(2.16)%
Effective tax rate	—	14.95%

(1)
The tax rate difference for the six months ended June 30, 2021 was mainly attributed to net loss of the Company, which is located in the Cayman Islands and exempted from income tax.

(2)
The permanent difference was primarily related to additional tax deductions for qualified research and development expenses offset by non-deductible share-based compensation expenses.

(c)
Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Net operating loss carry-forwards	70,985	82,028
Deductible advertising expenses	262,801	262,797
Others	1,062	—
Total deferred tax assets	334,848	344,825
Less: valuation allowance	(334,848)	(344,825)
Total deferred tax assets, net of valuation allowance	—	—
As of June 30, 2022, the Group had accumulated tax losses of approximately RMB331.9 million, mainly derived from certain entities incorporated in the PRC and overseas. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period is extended to 10 years for entities qualified as HNTE in 2019 and thereafter. The tax losses in Hong Kong can be carried forward with no expiration date. Under the U.S. tax law, majority of the Group’s federal tax losses arose in tax years beginning after December 31, 2017 and can be carried forward indefinitely. California state tax losses can be carried forward for up to 20 years.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
12.
TAXATION (CONTINUED)

(c)
Deferred tax assets (continued)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. Valuation allowance is established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. The Group believes that it is more likely than not that these deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowance for the deferred tax assets as of December 31, 2021 and June 30, 2022.
Movements of valuation allowance are as follows:
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
Balance at beginning of the year/period	250,032	334,848
Additions	84,816	9,977
Balance at end of the year/period	334,848	344,825

13.
ORDINARY SHARES

As of January 1, 2019, the Company had 1,500,000,000 shares authorized and 110,000,000 shares issued at a par value of $0.0001 per share. 9,920,000 ordinary shares were issued on May 20, 2014 to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, Founder, Chairman and CEO of the Group, and these ordinary shares were reserved and held by Mr. Peng Zhao on behalf of the Company solely for the purpose of implementing the Company’s share award plan. The Company accounted for these shares as issued but not outstanding and presented as treasury shares in the Consolidated Balance Sheets and Consolidated Statement of Changes in Shareholders’ Equity throughout all the periods until July 4, 2019, when the Company cancelled these ordinary shares. The original commercial intent behind the arrangement regarding such 9,920,000 ordinary shares was later reflected in the Company’s share award plan, and the whose pool of available shares for future grants encompassed such 9,920,000 shares.
As of December 31, 2019, 1,500,000,000 shares had been authorized and 100,080,000 ordinary shares were issued and outstanding.
On February 10, 2020, all issued and outstanding ordinary shares of the Company were re-designated as Class B ordinary shares, and each Class B ordinary share was entitled to 10 votes. Mr. Peng Zhao, Founder, Chairman and CEO of the Group was deemed to beneficially own all of the Company’s issued Class B ordinary shares.
On August 21, 2020, the Company newly issued a total of 4,122,853 Class A ordinary shares to Coatue PE Asia 26 LLC with a total consideration of US$11,431. Meanwhile, TECHWOLF LIMITED sold a total of 3,752,934 Class B ordinary shares to Image Frame Investment (HK) Limited, and immediately after the completion of the transfer, the Company re-designated these shares into Class A ordinary shares.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
13.
ORDINARY SHARES (CONTINUED)

On September 19, 2020, the Company issued 3,657,853 Class A ordinary shares to TWL Fellows Holding Limited for nominal consideration. TWL Fellows Holding Limited, a consolidated VIE of the Company incorporated on January 14, 2020 in the British Virgin Islands, was established as an employee shareholding vehicle (a “Trust”) for the purpose of implementing the Company’s share award plan. Therefore, the Company’s ordinary shares issued to TWL Fellows Holding Limited were presented as treasury shares in the consolidated financial statements. Other than holding the Company’s ordinary shares, the Trust does not have any assets.
On November 27, 2020, the Company issued and granted 24,780,971 Class B ordinary shares to TECHWOLF LIMITED (Note 15). On the same day, the voting rights of a total of 121,108,037 Class B ordinary shares was modified and each Class B ordinary share was entitled to 15 votes.
As of December 31, 2020, 1,500,000,000 shares had been authorized; 11,533,640 Class A ordinary shares were issued, out of which 7,875,787 were outstanding, and 121,108,037 Class B ordinary shares were issued and outstanding.
On March 12, 2021, TECHWOLF LIMITED transferred a total of 1,965,361 and 1,876,467 Class B ordinary shares to two new external investors named Index Capital International Limited and Duckling Fund L.P., respectively, and those shares were automatically converted into Class A ordinary shares upon the closing of share transfer between the shareholders.
In March 2021, the Company repurchased a total of 1,181,339 Class B ordinary shares from TECHWOLF LIMITED at a price of US$5.33 per share. Immediately after the repurchase, those Class B ordinary shares were cancelled. The difference between the purchase price and the fair value of Class B ordinary shares was recorded as additional paid-in capital in the consolidated financial statements.
In June 2021, the Company completed its IPO and 110,400,000 Class A ordinary shares were issued with total net proceeds of RMB6,406,872. Upon the completion of the IPO, all of the preferred shares were automatically converted to 551,352,134 Class A ordinary shares.
In June 2021, the Company issued and granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED (Note 15).
As of December 31, 2021, 1,500,000,000 shares had been authorized; 748,953,103 Class A ordinary shares were issued, out of which 727,855,233 Class A ordinary shares were outstanding, and 140,830,401 Class B ordinary shares were issued and outstanding. The treasury shares as of December 31, 2021 represent ordinary shares issued and reserved for future exercise or vesting of share award plan.
In March 2022, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares (“ADSs”) over the following 12 months. Under this share repurchase program, during the six months ended June 30, 2022, the Company repurchased a total of 2,073,533 ADSs (representing a total of 4,147,066 Class A ordinary shares) for approximately US$40.0 million (RMB268.0 million) on the open market. The repurchased ordinary shares were accounted for under the cost method and included as treasury shares as a component of the shareholders’ equity.
As of June 30, 2022, 1,500,000,000 shares had been authorized; 749,323,103 Class A ordinary shares were issued, out of which 730,777,761 Class A ordinary shares were outstanding, and 140,830,401 Class B ordinary shares were issued and outstanding.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14.
CONVERTIBLE REDEEMABLE PREFERRED SHARES

On May 20, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,000,000 Series A Convertible Redeemable Preferred Shares (the “Series A Preferred Shares”) were issued on May 20, 2014 for an aggregated consideration of US$3,000. The Company incurred issuance costs of US$20 in connection with this offering.
On December 16, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 26,666,667 Series B Convertible Redeemable Preferred Shares (the “Series B Preferred Shares”) were issued on December 16, 2014 for an aggregated consideration of US$4,000. The Company incurred issuance costs of US$41 in connection with the offering of Series B Preferred Shares. Besides, the Company also issued 13,333,333 Series B Preferred Shares to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, the Company’s Founder, Chairman and CEO, with no consideration received. Then the Company repurchased all of the Series B Preferred Shares issued to TECHWOLF LIMITED at par value and sold them to one of previous Series B investor on April 8, 2015 at the original issue price of the Series B Preferred Shares.
On April 8, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,000,000 Series C Convertible Redeemable Preferred Shares (the “Series C Preferred Shares”) were issued on April 8, 2015 for an aggregated consideration of US$10,000. The Company incurred issuance costs of US$40 in connection with this offering.
On July 7, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 45,319,316 Series C-1 Convertible Redeemable Preferred Shares (the “Series C Preferred Shares”, “Series C-1 Preferred Shares” or “Series C Preferred Shares Tranche I”) were issued on July 7, 2016 for an aggregated consideration of US$12,508. The Company incurred issuance costs of US$86 in connection with this offering of Series C-1 Preferred Shares.
On August 15, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 42,251,744 Series C-2 Convertible Redeemable Preferred Shares (the “Series C Preferred Shares”, “Series C-2 Preferred Shares” or “Series C Preferred Shares Tranche II”) were issued on August 15, 2016 for an aggregated consideration of US$18,000. The Company incurred issuance costs of US$100 in connection with this offering.
On February 10, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 11,497,073 Series C-3 Convertible Redeemable Preferred Shares (the “Series C Preferred Shares”, “Series C-3 Preferred Shares” or “Series C Preferred Shares Tranche III”) were issued on February 10, 2017 for an aggregated consideration of US$6,001. The Company incurred issuance costs of US$32 in connection with this offering.
On November 2, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,856,049 Series D Convertible Redeemable Preferred Shares (the “Series D Preferred Shares”) were issued on November 2, 2017 for an aggregated consideration of US$43,394. The Company incurred issuance costs of US$1,132 in connection with this offering.
On December 18, 2018, the Company entered into a shares purchase agreement with certain investors, pursuant to which 83,474,263 Series E Convertible Redeemable Preferred Shares (the “Series E Preferred Shares”) were issued on December 18, 2018 for an aggregated consideration of US$130,000. The Company incurred issuance costs of US$3,376 in connection with this offering.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

On March 8, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 32,373,031 Series E+ Convertible Redeemable Preferred Shares (the “Series E Preferred Shares”, “Series E-1 Preferred Shares” or “Series E Preferred Shares Tranche I”) were issued on March 8, 2019 for an aggregated consideration of US$55,000. The Company incurred issuance costs of US$1,982 in connection with this offering.
On July 4, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 28,226,073 Series E-2 Convertible Redeemable Preferred Shares (the “Series E Preferred Shares”, “Series E-2 Preferred Shares” or “Series E Preferred Shares Tranche II”) were issued on July 4, 2019 for an aggregated consideration of US$50,000. The Company incurred issuance costs of US$1,917 in connection with this offering.
On February 10, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,689,976 Series F Convertible Redeemable Preferred Shares (the “Series F Preferred Shares”) were issued on February 10, 2020 for an aggregated consideration of US$150,000. The Company incurred issuance costs of US$1 in connection with this offering.
On November 27, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 50,664,609 Series F+ Convertible Redeemable Preferred Shares (the “Series F Preferred Shares” or “Series F-plus Preferred Shares”) were issued on November 27, 2020 for an aggregated consideration of US$270,000. The Company incurred issuance costs of US$3,080 in connection with this offering.
The Series A, B, C, D, E and F Preferred Shares are collectively referred to as the Preferred Shares. The holders of Preferred Shares are collectively referred to as the Preferred Shareholders. The key terms of the Preferred Shares issued by the Company are as follows:
Conversion rights
Optional conversion
Each Series A, B, C, D, E and F Preferred Share shall be convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder thereof, into such number of Class A ordinary shares as determined by the quotient of the applicable issue price divided by the then effective applicable conversion price with respect to such particular series of Preferred Shares, which shall initially be the applicable issue price for the Series A, B, C, D, E and F Preferred Shares, as the case may be, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuances, share dividends, distributions, subdivisions, redemptions, combinations, or reorganizations, mergers, consolidations, reclassifications, exchanges or substitutions.
Automatic conversion
Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issue price by the conversion price (initially being 1 to 1 conversion ratio). The conversion price of each Preferred Share is the same as its original issue price and no adjustments to conversion price have occurred so far.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Each Series A, B, C, D, E and F Preferred Share shall automatically be converted into Class A ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering (“Qualified IPO”), or (ii) the written approval of the holders of a majority of each series of Preferred Shares (calculated and voting separately in their respective single class on an as-converted basis).
Prior to the Series D Preferred Shares issuance on November 2, 2017, a “Qualified IPO” was defined as an initial public offering with gross proceeds no less than US$60 million and capitalization of the Company of no less than US$350 million prior to such initial public offering. Upon the issuance of Series D Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$90 million and US$900 million, respectively. Upon the issuance of Series E Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$100 million and US$2,000 million, respectively. Upon the issuance of Series F Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$100 million and US$3,300 million, respectively. Upon the issuance of Series F-plus Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$300 million and US$5,000 million, respectively.
Voting rights
Each holder of Series A, B, C, D, E and F Preferred Shares is entitled to cast the number of votes equal to the number of Class A ordinary shares such Preferred Shares would be entitled to convert into at the then effective conversion price. There was a modification to the voting rights of the shares controlled by Mr. Peng Zhao when the Series F and Series F-plus Preferred Shares were issued as follows:
•
the voting rights of ordinary shares controlled by Mr. Peng Zhao was modified to carry 10 votes in connection with the Series F Preferred Shares financing; and

•
the voting rights of shares controlled by Mr. Peng Zhao was modified to carry 15 votes in connection with the Series F-plus Preferred Shares financing.

Dividend rights
Each Preferred Share shall have the right to receive dividends, on an as-converted basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the Preferred Shares have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date.
Liquidation preference
In the event of any liquidation (unless waived by the majority of Preferred Shareholders) including deemed liquidation, dissolution or winding up of the Company, Preferred Shareholders shall be entitled to receive a per share amount equal to 100% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series F Preferred Shares, Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Redemption rights
At any time commencing on a date specified in the shareholders’ agreements (the “Redemption Start Date”), holders of majority (more than 50%) of the then outstanding Series A, B, C, D, E and F Preferred Shares may request a redemption of the Preferred Shares of such series. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding Preferred Shares of such series.
The Redemption Start Date of Preferred Shares have been amended for a number of times historically. If any holder of any series of Preferred Shares exercises its redemption right, any holder of other series of Preferred Shares shall have the right to exercise the redemption of its series at the same time.
The redemption prices have been modified historically. Prior to the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 10% compound interest per annum (calculated from the issuance date of the respective series of Preferred Shares), and declared but unpaid dividends. Upon the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 8% simple interest per annum (calculated from the issuance dates of the respective series of Preferred Shares), and declared but unpaid dividends.
If on the redemption date triggered by the occurrence of any redemption event, the Company’s assets or funds which are legally available are insufficient to pay in full the aggregate redemption price for Preferred Shares requested to be redeemed, upon the request of a redeeming shareholder, the Company shall execute and deliver a two-year note, bearing an interest of ten percent (10%) per annum and with repayment of the principal and interest to be made on a monthly basis over a period of twenty-four (24) months. Preferred Shares subject to redemption with respect to which the Company has become obligated to pay the redemption price but which it has not paid in full shall continue to have all the rights and privileges which such Preferred Shareholders had prior to such date, until the redemption price has been paid in full with respect to such Preferred Shares.
Conversion upon IPO
In June 2021, upon the completion of IPO, all of the Preferred Shares were automatically converted to 551,352,134 Class A ordinary shares on a one-for-one basis.
Accounting for preferred shares
The Company classified the Preferred Shares in the mezzanine equity section of the Consolidated Balance Sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.
The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB164,065 (US$25,284) for the six months ended June 30, 2021, respectively.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The Company has determined that, under the whole instrument approach, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. However, the Company determined that the embedded feature, including conversion feature, do not require bifurcation as they either are clearly and closely related to the host or do not meet definition of a derivative.
The Company has determined that there was no beneficial conversion feature attributable to all Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company with the assistance from an independent third-party appraiser.
Modification of preferred shares
The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares. The Company also assess if the change in terms results in value transfer between Preferred Shareholders or between Preferred Shareholders and ordinary shareholders.
When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.
Preferred shares modification were mainly included below:
•
Starting from the issuance of Series C Preferred Shares, optional redemption date of each pre-existing Preferred Shares was modified and extended to the fifth anniversary of each newly issued series of Preferred Shares applicable closing date; and

•
On February 10, 2020, the Redemption Start Date of Series A, B, C, D and E Preferred Shares was extended from July 5, 2024 to February 10, 2025, which is to be in line with the optional redemption date of Series F Preferred Shares. In the meanwhile, redemption price interest rate was lowered from 10% compound interest per annum to 8% simple interest per annum commencing from Series F Preferred Shares original issuance date and ending on the date of redemption.

From both quantitative and qualitative perspectives, the Company assessed the impact of these modifications and concluded that they represented a modification rather than extinguishment of pre-existing preferred shares, and the impact of the modification was immaterial.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The Company’s convertible redeemable preferred shares activities for the six months ended June 30, 2021 are summarized below:
	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Series E Preferred Shares		Series F Preferred Shares		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of January 1, 2021	60,000,000	36,177	40,000,000	67,976	147,068,133	478,565	60,856,049	380,782	144,073,367	1,845,033	99,354,585	2,882,063	551,352,134	5,690,596
Accretion on convertible redeemable preferred shares to redemption value	—	1,057	—	2,006	—	13,580	—	10,823	—	51,072	—	85,527	—	164,065
Conversion of Preferred Shares to ordinary shares	(60,000,000)	(37,234)	(40,000,000)	(69,982)	(147,068,133)	(492,145)	(60,856,049)	(391,605)	(144,073,367)	(1,896,105)	(99,354,585)	(2,967,590)	(551,352,134)	(5,854,661)
Balance as of June 30, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
15.
SHARE-BASED COMPENSATION

(a)
Share options

Since 2014, the Company has granted options to certain directors, executive officers and employees. The maximum aggregate number of ordinary shares that are authorized to be issued under the Company’s share award plans is 158,726,695 as of June 30, 2022. The share options have a contractual term of ten years.
Share options granted contain service conditions. With respect to the service conditions, there are 3 types of vesting schedule, which are: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 50% of the share options shall become vested on each anniversary of the vesting commencement date for 2 years thereafter; and (iii) immediately vested upon grant.
For share options with service conditions only, those awards are measured at the grant-date fair value and recognized as expenses over the requisite service period, which is the vesting period. For certain share options granted to employees, even though the service condition might have been satisfied, employees are required to provide continued service through the occurrence of an IPO or change of control (“Trigger Event”). Given the vesting of these share options is contingent upon the occurrence of Trigger Event, no share-based compensation expenses were recognized for these share options until the completion of the IPO in June 2021, when cumulative share-based compensation expenses for the awards that have satisfied the service conditions were recorded.
The following table sets forth the activities of share options for the six months ended June 30, 2021 and 2022, respectively:
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value	Weighted average grant-date fair value
		US$	In Years	US$	US$
Outstanding as of January 1, 2021	107,133,353	1.16	6.84	226,639	0.64
Granted	32,701,729	4.14
Forfeited	(2,463,934)	1.85
Outstanding as of June 30, 2021	137,371,148	1.85	7.45	2,468,589	1.93
Outstanding as of January 1, 2022	82,475,968	2.71	8.05	1,214,916	2.82
Granted	8,424	—
Exercised	(6,812,174)	1.30
Forfeited	(1,113,600)	2.50
Outstanding as of June 30, 2022	74,558,618	2.84	7.68	767,897	2.90
Vested and expected to vest as of June 30, 2022	74,558,618	2.84	7.68	767,897	2.90
Exercisable as of June 30, 2022	30,629,972	2.12	6.93	337,665	1.79
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying ordinary share at each reporting date.
As of June 30, 2022, there were US$146,502 of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 2.72 years and may be adjusted for future forfeitures.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
15.
SHARE-BASED COMPENSATION (CONTINUED)

(a)
Share options (continued)

The Company uses binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions (or ranges thereof) are set as below:
For the six months ended June 30, 2021
Fair value of ordinary shares on the date of option grant	6.78 – 18.09
Risk-free interest rate(1)	1.7% – 2.0%
Expected term (in years)	10
Expected dividend yield(2)	0%
Expected volatility(3)	58.8% – 59.8%
Expected early exercise multiple	2.2× – 2.8×

(1)
The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of U.S. Treasury Strips with a maturity life equal to the expected life to expiration.

(2)
The Company has no history or expectation of paying dividends on its ordinary shares.

(3)
Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(b)
RSUs

After the completion of the Company’s IPO in June 2021, the Company started to grant RSUs to employees. One RSU represents a right relating to one Class A ordinary share of the Company. The RSUs were granted with service conditions. The fair value of the RSUs is estimated based on the market value of the underlying ordinary share of the Company at the grant date.
The following table summarizes activities of the Company’s RSUs for the six months ended June 30, 2022:
	Number of RSUs	Weighted average grant-date fair value
		US$
Outstanding as of January 1, 2022	3,521,118	19.05
Granted	8,118,214
Vested	(257,420)
Forfeited	(242,012)
Outstanding as of June 30, 2022	11,139,900	12.81
As of June 30, 2022, there were US$128,950 of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 3.63 years and may be adjusted for future forfeitures.

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
15.
SHARE-BASED COMPENSATION (CONTINUED)

(c)
Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expenses included in each of the relevant financial statement line items:
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Cost of revenues	13,137	16,113
Sales and marketing expenses	26,922	63,817
Research and development expenses	58,633	115,117
General and administrative expenses*	1,610,559	87,999
Total	1,709,251	283,046

*
In June 2021, the Company granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED, and recorded share-based compensation expenses of RMB1,506.4 million in general and administrative expenses upon the grant (Note 13).

16.
BASIC AND DILUTED NET (LOSS)/INCOME PER SHARE

The computation of basic and diluted net (loss)/income per share for the six months ended June 30, 2021 and 2022 is as follows:
	For the six months ended June 30,
	2021	2022
	RMB	RMB
Numerator
Net (loss)/income	(1,590,312)	80,321
Accretion on convertible redeemable preferred shares to redemption value	(164,065)	—
Net (loss)/income attributable to ordinary shareholders	(1,754,377)	80,321
Denominator
Weighted average number of ordinary shares used in computing net (loss)/income per share, basic	147,308,942	869,427,036
Dilutive effect of share-based awards	—	48,057,023
Weighted average number of ordinary shares used in computing net (loss)/income per share, diluted	147,308,942	917,484,059
Net (loss)/income per share attributable to ordinary shareholders
– Basic	(11.91)	0.09
– Diluted	(11.91)	0.09

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
16.
BASIC AND DILUTED NET (LOSS)/INCOME PER SHARE (CONTINUED)

As the Group incurred loss for the six months ended June 30, 2021, the ordinary share equivalents, including preferred shares, share options and RSUs granted, were anti-dilutive and excluded from the computation of diluted net loss per share. The weighted average numbers of these ordinary share equivalents for the periods presented were as follows:
For the six months ended June 30, 2021
RMB
Preferred shares	502,881,617
Share options and RSUs	94,100,191

17.
COMMITMENTS AND CONTINGENCIES

Commitments
The Group engaged third parties for promoting its brand image through various advertising channels. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid. As of June 30, 2022, future minimum advertising commitments under non-cancelable agreements were RMB110.3 million.
Contingencies
The Group and certain of the officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021. The action alleges that the Group made false and misleading statements regarding the business, operations and compliance policies in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. In September 2022, the parties reached a tentative agreement in principle to settle the case. Accordingly, the Group has recorded a contingent liability of RMB14.9 million as of June 30, 2022. Subject to the court’s approval of the settlement terms, and once the settlement is finalized, plaintiffs and potential plaintiffs will be barred from pursuing the same claims against the Company and other defendants named in this action.
18.
FAIR VALUE MEASUREMENT

Information about inputs into the fair value measurement of the Group’s assets that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:
Description	Fair value	Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
As of December 31, 2021	884,996	—	884,996	—
As of June 30, 2022	812,225	—	812,225	—

KANZHUN LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
18.
FAIR VALUE MEASUREMENT (CONTINUED)

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. For short-term investments, which consists of wealth management products, the Group refers to the quoted rate of return provided by financial institutions at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques as Level 2 of fair value measurement.
19.
RESTRICTED NET ASSETS

In accordance with the laws applicable to foreign investment enterprises established in the PRC, the Group’s subsidiaries registered as wholly owned foreign enterprises must make appropriations from after-tax profits (as determined under PRC GAAP) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits until such reserve fund has reached 50% of the enterprise’s registered capital. The appropriation to enterprise expansion fund and staff bonus and welfare fund is at the discretion of the respective company. Additionally, in accordance with the PRC Company Law, the Group’s consolidated VIE and VIE’s subsidiaries must make appropriations from after-tax profits (as determined under the PRC GAAP) to statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits until such reserve fund has reached 50% of the company’s registered capital. The appropriation to discretionary surplus fund is at the discretion of the respective company. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.
As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Company’s subsidiaries, the consolidated VIE and VIE’s subsidiaries incorporated in PRC are restricted in their ability to transfer a portion of their net assets to the Company.
Amounts restricted include paid-in capital and statutory reserve funds, totaling approximately RMB938.0 million, or 8.25% of the Group’s total consolidated net assets as of June 30, 2022.